Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Description of Capital Stock

CryoLife Inc., a Florida corporation (the “Company”), is authorized to issue up to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock.

The Company’s common stock, par value $0.01 per share (“common stock”), is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is the only class of the Company’s securities that was registered under Section 12 of the Exchange Act as of the end of the fiscal year covered by the Company’s Annual Report on Form 10-K to which this Exhibit is filed, or incorporated by reference, as an exhibit.

The following summary of the terms of the common stock is qualified in its entirety by reference to the complete text of the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), the Company’s Amended and Restated Bylaws, as amended (the “Bylaws”), and the Florida Business Corporation Act (the “FBCA”).

Common Stock

Holders of common stock are entitled to one vote per share of common stock held of record on all matters to be voted upon by the Company’s shareholders generally. Holders of common stock are not entitled to cumulative voting rights.

Holders of common stock are entitled to receive, on a pro rata basis, such dividends and distributions, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to any preferential dividend right of any issued and outstanding shares of preferred stock. In the event of liquidation, dissolution or winding up of the Company, after payment of creditors, holders of common stock are entitled to share ratably in all assets of the Company, subject to the payment of any liquidation preference of any issued and outstanding shares of preferred stock. Furthermore, holders of common stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of the Company’s securities. The shares of common stock currently outstanding are validly issued, fully paid and non-assessable.

Preferred Stock

The Board of Directors of the Company is empowered, without approval of the Company’s shareholders, to cause shares of preferred stock to be issued in one or more series and to fix and determine the relative rights and preferences of the shares of any such series, subject to the limitations of the FBCA. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock rights and preferences, voting or otherwise, senior to the rights of holders of common stock.

While providing desirable flexibility for possible acquisitions and other corporate purposes, and eliminating delays associated with a shareholder vote on specific issuances, the issuance of preferred stock could adversely affect the voting, dividend and liquidation rights of holders of common stock.

Articles of Incorporation and Bylaws

Certain provisions of the Articles of Incorporation, the Bylaws and the FBCA, which are summarized below, could have the effect of making it more difficult to change the composition of the Company’s Board of Directors or for any person or entity to acquire control of the Company.

Preferred Stock

As noted above, the Board of Directors may issue preferred stock without shareholder approval.  Consequently, the Company’s preferred stock could be issued quickly and utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company or make removal of management and directors more difficult.

Special Meetings

Pursuant to the Articles of Incorporation and Bylaws, special meetings of the shareholders may be called only by the President or Secretary at the request in writing of a majority of the Board of Directors then in office or at the request in writing of shareholders owning not less than 50% of all votes entitled to be cast at the special meeting. Only business within the purpose or purposes described in the special meeting notice may be conducted at the special meeting.

Prohibition of Shareholder Action Without a  Meeting

Under the Articles of Incorporation, the Company’s shareholders may not take action by written consent. Any and all action by the shareholders must be taken at either the annual shareholders’ meeting or at a special shareholders’ meeting.

Advance Notice of Shareholder Proposals and Nominations for Directors

Shareholders who seek to nominate directors or to bring business before a shareholder meeting must comply with specified timing requirements and submit to the Company certain information in advance of such meeting, as set forth in the Bylaws. These provisions may impede a shareholder’s ability to bring matters before an annual or special meeting or make nominations for directors.

Effect of Florida Affiliated Transactions and Anti-Takeover Statutes

As a Florida corporation, the Company is subject to certain anti-takeover provisions that apply to public corporations under the FBCA. Pursuant to Section 607.0901 of the FBCA, a publicly held Florida corporation may not engage in a broad range of business combinations or other extraordinary corporate transactions with an interested shareholder for a period of three (3) years following the time that such shareholder became an interested shareholder, unless:

•  such business combination or other extraordinary corporate transaction (including a transaction which resulted in the shareholder becoming an interested shareholder) is approved by a majority of disinterested directors before the subject shareholder becomes an interested shareholder;

•  upon consummation of such a business combination or extraordinary corporate transaction that resulted in the subject shareholder becoming an interested shareholder, such shareholder owned at least 85% of the outstanding voting shares of the corporation at the time such transaction commenced, exclusive of shares owned by directors, officers and certain employee stock plans; or

•  at or subsequent to the time the subject shareholder became an interested shareholder, such business combination or other extraordinary corporate transaction is approved by the Board of Directors and authorized by an  affirmative vote of the holders of two-thirds of the voting shares of the corporation (excluding shares held by the interested shareholder) at an annual or special meeting of shareholders, and not by written consent.

The above requirements do not apply to such business combinations or other extraordinary corporate transactions with an interested shareholder if:

•the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date of any such business combination;

•the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least three (3) years preceding the announcement date of any such business combination;

•the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; or

•the consideration paid to the holders of the corporation’s voting stock is at least equal to certain fair price criteria.

An interested shareholder is generally defined as a person who, together with affiliates and associates, beneficially owns more than 15% of a corporation’s outstanding voting shares.  The Company has not made an election in the Articles of Incorporation to opt out of Section 607.0901.

In addition, the Company is subject to Section 607.0902 of the FBCA, which prohibits the voting of shares in a publicly held Florida corporation that are acquired in a control share acquisition unless (i) the Board of Directors approved such acquisition prior to its consummation or (ii) after such acquisition, in lieu of prior approval by the Board of Directors, the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Although the FBCA permits a corporation to opt out of these requirements, the Company has not elected to opt out, which may have the effect of making it more difficult for any person or group to acquire the Company or substantial amounts of the Company’s common stock, or engage in any “affiliated transaction,” including the acquisition of a substantial amount of the Company’s assets.

Ability to Consider Other Constituencies

The directors of the Company are subject to the “general standards for directors” provisions set forth in Section 607.0830 of the FBCA. These provisions provide that, among other things, in discharging his or her duties and determining what is in the best interests of the Company, a director may consider such factors as the director deems relevant, including the long-term prospects and interests of the Company and its shareholders, and the social, economic, legal or other effects of any proposed action on the employees, suppliers or customers of the Company or its subsidiaries, the communities and society in which the Company or its subsidiaries operate, and the economy of the state and the nation. Consequently, in connection with any proposed corporate action, the Board of Directors is empowered to consider interests of other constituencies in addition to the interests of the Company’s shareholders. Shareholders should be aware that directors who take into account these other factors may make decisions which are less beneficial to the shareholders than if the law did not permit consideration of such other factors.

Shareholder Action

Except as otherwise provided by the FBCA or in the Articles of Incorporation or Bylaws, if a quorum is present at any annual or special meeting of shareholders, the approval by holders of a majority of the shares of common stock present in person or represented by proxy at such meeting and entitled to vote is sufficient to authorize, affirm, ratify or consent to a matter voted on by shareholders. The FBCA requires the approval of the holders of a majority of the outstanding stock entitled to vote for certain extraordinary corporate transactions, such as a merger, share exchange, conversion, sale of substantially all assets or dissolution.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, LLC. It is located at 6201 15th Avenue, Brooklyn, NY 11219, and its telephone number is (718) 921-8124.

Listing

The common stock is listed on the New York Stock Exchange under the symbol “CRY.”